Rezolve AI PLC Annual General Meeting Attendance Card Company logo BROADRIDGE CORPORATE ISSUER SOLUTIONS C/O REZOLVE AI PLC P.O. BOX 1342 BRENTWOOD, NY 11717 The Annual General Meeting ("AGM") of Rezolve AI PLC will be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2025 at 21 Sackville Street, London W1S 3DN. Please retain this Attendance Card as you will need the details below to attend the AGM in person. You are encouraged to complete and return the Form of Proxy that accompanies this Attendance Card even if you plan to attend the AGM. Doing so will not prevent you from attending, voting or speaking in person at such meeting, but will ensure that your vote is counted if you are unable to attend. If you are unable to attend the AGM, you are entitled to appoint another person or persons as your proxy to exercise all or any of your rights to attend the AGM and to vote and speak on your behalf. You may register your proxy appointment(s) and voting instructions by returning the Form of Proxy that accompanies this Attendance Card by email to AGM2025@rezolve.com or by post to 21 Sackville Street, London W1S 3DN so that it is received not later than 48 hours before the time fixed for the holding of the meeting (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)). Please see the Explanatory Notes for further details. If you plan to attend the AGM in person, please sign this Attendance Card and bring this with you. You will receive a poll card at the AGM after registering at the registration desk. It is intended that the resolutions voted upon at the AGM will be subject to a poll (rather than a show of hands) which means that each shareholder has one vote for every share held. The voting procedure will be explained at the AGM. You are advised to arrive at least 30 minutes prior to the start of the AGM to allow time for registration. Shareholder reference number Signature [PLEASE SIGN WITHIN BOX] Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS FORM OF PROXY IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY FORM OF PROXY – Annual General Meeting of Rezolve AI PLC (the "Company") to be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2025 at 21 Sackville Street, London W1S 3DN. Please read the Explanatory Notes on the reverse before completing this Form of Proxy in black ink Voting ID: Shareholder Reference Number: (Insert name of Proxy) Number and type of shares proxy appointed over: I/We hereby appoint: to be my/our proxy to exercise all or any of my/our rights to attend, speak and vote on my/our behalf at the Annual General Meeting ("AGM") to be held at 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 30 June 2025 at 21 Sackville Street, London W1S 3DN, and at any adjournment thereof in respect of the number of shares indicated in the "Number of shares proxy appointed over" box above. I/We appoint my/our proxy to vote in the manner indicated below (see Explanatory Notes 2 and 5). Please indicate here with an ‘X’ if this Form of Proxy is one of multiple instructions being given (see Explanatory Note 5) RESOLUTION – Please mark 'X' to indicate how you wish your votes to be cast. If you wish to abstain from voting on the resolution, please indicate this with an 'X' in the 'Withheld' box opposite the resolution (see Explanatory Notes 6 and 9). If you mark more than one of the boxes for the resolution below, this Form of Proxy will be invalid in respect of the resolution. THAT Stephen Herbert be re-appointed as a Director. For Against Withheld Please detach and post this completed Form of Proxy by email to AGM2025@rezolve.com or by post to 21 Sackville Street, London W1S 3DN. Please see the Explanatory Notes for further details. To be valid, your Form of Proxy needs to have been received by no later than 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 26 June 2025 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)). Please sign and return this Form of Proxy whether or not you plan to participate in the AGM in person. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated. If a corporation or partnership, please sign in full corporate or partnership name by common seal or signed on its behalf by a duly authorised officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature/Name (Joint Owners) Date

Explanatory Notes 1. Full details of the resolution to be proposed at the Annual General Meeting ("AGM") are set out, together with explanatory notes, in the Notice of Annual General Meeting which accompanies this Form of Proxy. Before completing this Form of Proxy, please read the Notice of Annual General Meeting in full. 2. Every member has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the AGM on a show of hands or on a poll. If the proxy is being appointed in relation to less than your full voting entitlement, please enter the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Form of Proxy has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). 3. Entitlement to attend and vote (in person or by proxy) at the AGM or any adjournment thereof and the number of votes which may be cast at the AGM will be determined by reference to the register of members of the Company as at the close of business on 26 June 2025 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day). Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend or vote at the meeting (or any adjourned meeting). 4. To be valid, this completed Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) must be returned by email to AGM2025@rezolve.com or by post to 21 Sackville Street, London W1S 3DN, so as to be received as soon as possible and in any event not later than 2:00 p.m. (UK time) (9:00 a.m. (EDT)) on 26 June 2025 (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)). If this Form of Proxy is not lodged by the relevant time, it will be invalid. 5. To appoint more than one proxy you may photocopy this form. Please indicate the proxy’s name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of total shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given by ticking the box provided (see overleaf). All forms must be signed and should be returned together as attachments to the same email or otherwise in the same envelope. No proxy may be authorised to exercise votes which any other proxy has been authorised to exercise. 6. Any alterations made to this Form of Proxy should be initialed. 7. If two or more valid but differing proxy appointments are received in respect of the same share for use at the AGM, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards to that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. 8. The completion and return of this form will not preclude a member from attending the AGM and voting in person. If you attend the AGM in person, your proxy appointment will automatically be terminated. 9. In the case of joint holders, the signature of any one holder will be sufficient but the names of all the joint holders should be stated. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of the joint holding (the first-named being the most senior). 10. As an alternative to appointing a proxy, any holder of shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised. 11. The ‘Vote Withheld’ option is provided overleaf to enable you to abstain from voting. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution. 12. You may not use any electronic address provided either in the Notice of Annual General Meeting or any related documents (including this Form of Proxy) to communicate with the Company for any reason other than those expressly stated. 13. A Form of Proxy sent electronically that is found to contain any virus will be disregarded.